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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-30294
                            CUSIP Number: 25250M 10 5

                               DIALOG GROUP, INC.
                  (formerly known as IMX Pharmaceuticals, Inc.)
            --------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

Twelfth Floor, 257 Park Avenue South
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(Address of Principal Executive Offices)

New York, New York 10010
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(City, State and Zip Code)

212.254.1917
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(Registrant's Telephone Number)


           [ ]Form 10-K; [XX] Form 10-KSB; [ ]Form 20-F [ ]; Form 11-K
                       [ ] Form 10-Q and [ ] Form 10-QSB

                       For Period Ended: December 31, 2002

                        [ ] Transition Report on Form 10-K
                        [ ] Transition Report on Form 20-F
                        [ ] Transition Report on Form 11-K
                        [ ] Transition Report on Form 10-Q
                        [ ] Money Market Fund Rule 30b3-1 Filing

                      For the Transition Period Ended: N/A

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: Part II, Item 6 (Management Discussion and Analysis) and Part IV, Item 13 (Financial Statements and Exhibits).



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Part I. Registrant Information.

The Registrant is Dialog Group, Inc. (formerly known as IMX Pharmaceuticals, Inc.) (the "Company") and has an address at Twelfth Floor, 257 Park Avenue South, New York, New York 10010.


Part II. Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III. Narrative

Part IV, Item 13 (Financial Statements and Exhibits) of the Company's Form 10-KSB for the year ended December 31, 2002 could not be filed within the prescribed period because the change in the Company's fiscal year, combined with the consummation of two large mergers and the loss of staff and relocation of offices arising from the consolidation and reduction of expenses, left the Company unable to complete the audit of all required financial information. This problem could not have been eliminated by the registrant without unreasonable effort or expense. As a result, Part II, Item 6 (Management Discussion & Analysis) could not be completed at all because of the lack of reliable information on which to base the required narrative and discussion.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification: Nark Alan Siegel 561.988.6835

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ ] Yes [X] No

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The financials required by Item 7 of the Form 8-K initially filed on February
15, 2002 were filed late.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both normatively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's consolidated revenue increased over 100% during the last year as compared with 2001 from approximately $2,304,000 to $4,818,000. The Company's consolidated net loss for the year was reduced to about $(4,534,000) from about $(6,429,000) during the year ended December 31, 2001.

         In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this notification on Form 12b-25 to be signed in its behalf by the undersigned thereunto duly authorized on the 31st day of March 2003.

                               DIALOG GROUP, INC.


                               By: /s/ Peter V. DeCrescenzo
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                                   Peter V. DeCrescenzo, President & CEO